Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement filed on February 3, 2022 on Form S-4 of SharpLink Gaming, Ltd., an Israeli company formerly known as Mer Telemanagement Solutions, Ltd., of our report dated March 19, 2021, except for Notes 13 and 14, as to which the date is June 3, 2021 and Notes 1 and 4, as to which the date is February 3, 2022 relating to the consolidated financial statements of SharpLink, Inc. and Subsidiary, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/S/ RSM US LLP

Minneapolis, Minnesota

February 3, 2022